COMMENTS RECEIVED ON 03/05/2025

FROM KIM McMANUS

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

Fidelity Advisor Equity Income Fund

Fidelity Equity Dividend Income Fund

N-14 FILED ON 02/07/2025

N-14 Information Statement and Prospectus

1.

C:

The Staff requests we confirm the management contract for the target fund is not materially different from the management contract for the acquiring fund (except for the identities of the fund and the reduction in some management fees described). In addition, confirm that the maximum Rule 12b-1 fees to be paid by the acquiring fund are no greater than those to be paid by the target fund.

R:

We confirm the management contract for the target fund is not materially different from the management contract for the acquiring fund. In addition, we confirm that the maximum Rule 12b-1 fees to be paid by each applicable class of the acquiring fund are no greater than those to be paid by the corresponding class of the target fund.

2.

C:

Where documents are incorporated by reference, the Staff requests we ensure the final information statement includes an appropriate link to the prospectus for Fidelity Advisor Equity Income Fund.

R:

We will ensure that the hyperlinks link to the indicated funds.

3.

SYNOPSIS - Is the Reorganization considered a taxable event for federal income tax purposes?

C:

If there will be significant portfolio repositioning, please disclose the approximate percentage of the target fund securities that will be sold off, who will bear the cost of repositioning, the cost of repositioning in dollars and as a percent of target fund net assets, and any tax impact of repositioning, including an estimate of any capital gains distributions that could be triggered by the sales.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the information statement/prospectus. As noted in the information statement/prospectus, all of the current investments of the target fund are permissible investments for the acquiring fund. Nevertheless, the Adviser may reallocate assets as part of repositioning the combined portfolio, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganization. For these reasons, we believe our existing disclosure is sufficient.

4.

SYNOPSIS - Is the Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff requests we enhance disclosure to clarify expectations about portfolio repositioning in each of the portfolios and quantify the fund and shareholder impacts, as appropriate.

R:

Please see response to Comment 3.

5.

SYNOPSIS - Who bears the expenses associated with the Reorganization?

“FMR will bear a portion of the one-time administrative costs associated with the Reorganization. Any transaction costs associated with portfolio adjustments to Fidelity Advisor® Equity Income Fund and Fidelity® Equity Dividend Income Fund due to the Reorganization that occur prior to the Closing Date will be borne by Fidelity Advisor® Equity Income Fund and Fidelity® Equity Dividend Income Fund, respectively. Any transaction costs associated with portfolio adjustments to Fidelity Advisor® Equity Income Fund and Fidelity® Equity Dividend Income Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to Fidelity® Equity Dividend Income Fund that occur after the Closing Date will be borne by Fidelity® Equity Dividend Income Fund.”

C:

The Staff request we explain who will bear the remaining administrative costs and how will such costs be split?

R:

As noted in “The Transaction”, the Target Fund will bear any such administrative costs associated with its Reorganization above those borne by FMR.

6.

SYNOPSIS - COMPARISON OF PRINCIPAL RISK FACTORS

“The following is a summary of the principal risks associated with an investment in the funds. Because the funds have identical investment objectives and substantially similar strategies as described above, the funds are subject to identical investment risks. Because the funds have some different principal investment strategies as described above, the funds are also subject to some different investment risks, of which you should be aware.”

C:

The Staff requests that we revise to highlight principal risks associated with only the acquiring or acquired fund to compare risks as contemplated by Item 3(c).

R:

We will amend the disclosure as follows, and we note that the funds are subject to identical investment risks:

“The following is a summary of the principal risks associated with an investment in the funds. Because the funds have identical investment objectives and substantially similar strategies as described above, the funds are subject to identical investment risks. ~~Because the funds have some different principal investment strategies as described above, the funds are also subject to some different investment risks, of which you should be aware.~~”